Exhibit 21

As of December 31, 2006, the Company had the following active subsidiaries:

Wholly-owned subsidiaries of Comprehensive Care Corporation:	State of Incorporation

Comprehensive Behavioral Care, Inc.	Nevada

Wholly-owned subsidiaries of Comprehensive Behavioral Care, Inc.:

Comprehensive Care Integration, Inc.	Delaware
Comprehensive Behavioral Care of Connecticut, Inc.	Florida
Healthcare Management Services, Inc.	Michigan
Healthcare Management Services of Michigan, Inc.	Michigan
CompCare of Pennsylvania, Inc.	Nevada

Affiliates sponsored by Comprehensive Behavioral Care, Inc.:

Comprehensive Provider Networks of Texas, Inc.	Texas